Deep Medicine Acquisition Corp.

595 Madison Avenue, 12th Floor

New York, NY 10017

VIA EDGAR

November 3, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Jenny O’Shanick
Geoffrey Kruczek
Jeff Gordon
Melissa Gilmore

Re:	Deep Medicine Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed on October 13, 2023
File No. 333-273548

Ladies and Gentlemen:

Deep Medicine Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 25, 2023, regarding Amendment No. 2 to Registration Statement on Form S-4 submitted to the Commission on October 13, 2023. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Concurrently with this response, the Company has submitted a Registration Statement on Form S-4 pursuant to the Staff’s comments (the “Registration Statement”).

Amendment No. 2 to Registration Statement on Form S-4

Proposal No. 2: The Business Combination Proposal

Certain Unaudited Projected Financial Information, page 129

1.	We note your revisions in response to prior comment 20 and reissue our comment. Please revise to discuss the sales of your products through retail outlets, which you continue to describe as “some of the largest in the world,” as you do on page 129.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 131 of the Registration Statement, accordingly.

Opinion of Stanton Park, the Deep Medicine Board’s Financial Advisor, page 133

2.	We reissue prior comment 13. Please revise to disclose whether, and if so, why the advisor excluded any companies or transactions meeting the selection criteria from the analyses. Ensure that your added disclosure addresses both the Comparable Transactions method and the Comparable Public Companies method. Further, for the Comparable Transactions method, please specify each of the 13 transactions chosen and clarify the criteria the advisor used to select them. We note that for the Comparable Public Companies method, you specify on page 132 each of the 13 comparable public companies and why the advisor selected them. Refer to the second and third tables on page 133. Please identify the factors that suggest the EV/Revenue and EV/EBITDA valuation multiples for TruGolf in each of these tables. Finally, we note your revised disclosure that you used “revenue multiples” for each method, but you also disclose that you used both the “mean EV/Revenue and EV/EBITDA valuation multiples.” Please revise to clarify this apparent discrepancy.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 135 of the Registration Statement, accordingly.

Notes to unaudited pro forma condensed combined financial information

3. Adjustments to unaudited pro forma condensed combined financial information

Adjustments to unaudited pro forma condensed combined balance sheet, page 162

3.	We note your response to prior comment 17. We note that footnote (3) to adjustment (A) no longer refers to the $0.95 million tail insurance premium for Deep Medicine’s officer and directors; however, it is not clear why the adjustment of $2.35 million remains the same if the $0.95 million tail insurance premiums is no longer included in the adjustment. Please clarify and revise your disclosure accordingly.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 164 and 166 of the Registration Statement, accordingly.

Executive and Director Compensation of TruGolf

Summary Compensation Table, page 232

4.	We note your filed Exhibits 10.14 and 10.15 and revisions in response to prior comment 7. It appears that on June 1, 2022, you granted to each of Mr. Adams and Mr. Larsen 1% of your stock. Please tell us why your summary Compensation Table does not reflect these stock grants or revise.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 235 of the Registration Statement, accordingly.

Exhibit Index, page II-5

5.

We note your filed Exhibits 4.5-4.6 and 10.16-10.24 in response to prior comment 27. We further note that Greentree Financial Group, Inc., a member of your Sponsor, is one of the noteholders of your convertible notes. Please tell us why this relationship is not described in the “Background of the Business Combination” and “Certain Other Interests in the Business Combination” sections, and how this is consistent with your response to prior comment 14 in our letter dated August 25, 2023.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 24, 38, 97, 119 and 122 - 123 of the Registration Statement, accordingly.

Further, please refile these exhibits as final signed agreements. Finally, please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies pursuant to these agreements. Non-exclusive examples of areas where disclosure should be updated are as follows:

●	We note your disclosure on page 203 that “[i]n June 2022, we entered into two separate but identical $300,000” convertible notes. This appears inconsistent with Exhibits 10.17 and 10.21, which are dated April 2022 and May 2022, respectively. Please revise to clarify this apparent discrepancy.

We respectfully acknowledge the Staff’s comment and advise in response that the Company has provided an updated Exhibit 10.17 to the Registration Statement and has updated the disclosure on page 205 of the Registration Statement, accordingly.

●	We note your disclosure on Page F-50 that the convertible notes include “292 warrants” that are “exercisable at $4,800 per share.” This appears inconsistent with Exhibits 4.5 and 4.6, which include 350,000 Warrants Shares that are exercisable for $2 per share. Please revise to clarify this apparent discrepancy.

We respectfully acknowledge the Staff’s comment and advise in response that the Company has provided an updated exhibit 4.6 and exhibit 4.8 to the Registration Statement, accordingly.

At the time the parties entered into the Common Stock Purchase Warrant Agreement it was anticipated that the TruGolf would undertake a 1:2400 stock split (the “Split”). However, as of December 31, 2022, the Company put the Split on hold and determined that it would be affected immediately prior to TruGolf’s merger with Deep Medicine. Accordingly, the terms of the convertible notes and related warrants disclosed in Note 10 to TruGolf’s annual audited financial statements for 2022 and 2021 do not reflect the anticipated reverse stock split and remain accurate.

●	We note your disclosures on page 203 that “[i]n March 2023, we extended each note’s maturity to July 31, 2023 and increased each note’s borrowing limit to $375,000.” This appears inconsistent with Exhibits 10.18 and 10.23, effective as of April 2023, that extended each note’s maturity date to July 31, 2023. We further note that Exhibit 10.23 increased the borrowing limit to $395,000. Please revise to clarify this apparent discrepancy.

We respectfully acknowledge the Staff’s comment and advise in response that the Company has provided an updated exhibit 10.18 and exhibit 10.23 to the Registration Statement, accordingly.

●	Please file the Warrant Cancellation Agreements, which you describe on pages F-54 and F-67.

We respectfully acknowledge the Staff’s comment and advise in response that the Company has filed the warrant cancellation agreements as exhibits 10.25 and 10.26 to the Registration Statement, accordingly.

We thank the Staff for its review of the foregoing and the Registration Statement on Form S-4. If you have further comments, please feel free to contact our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Humphrey P. Polanen
Humphrey P. Polanen, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP